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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49263

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RA Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11988 El Camimo Real, Ste. 350
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eliot Peters	(858) 704-3282	epeters@raca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
(Name – if individual, state last, first, and middle name)

2020 Camino Del Rio North #1000	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

09/23/2003	0000073290
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RA Capital Advisors LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

K. A. McDowell

Notary Public

K. A. MCDOWELL
Notary Public - California
San Diego County
Commission # 2335837
My Comm. Expires Oct 18, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RA Capital Advisors LLC's management. Our responsibility is to express an opinion on RA Capital Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as RA Capital Advisors LLC's auditor since 2012.

San Diego, California
February 28, 2023

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

DECEMBER 31, 2022

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets		
Cash and cash equivalents	$	1,454,188
Accounts receivable, net		120,252
Prepaid expenses		125,915
Property and equipment, net		293,244
Right of use asset		874,820
Other assets		30,451
Total assets	$	2,898,870
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	144,762
Deferred revenue		14,691
Lease liability		901,109
Total liabilities		1,060,562
Contingencies (Note 5)		
Members' equity		1,838,308
Total liabilities and members' equity	$	2,898,870

The accompanying notes are an integral part of this financial statement.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2022, deferred revenue was $14,691.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2022, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $1,204,188. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. As of December 31, 2022, one client accounted for 82% of accounts receivable.

Accounts Receivable, Net

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. At December 31, 2022, the Company had an allowance for doubtful accounts of $0. As of December 31, 2022, the Company recorded $602 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, and accounts payable and accrued liabilities and deferred revenue approximate fair value because of the short-term nature of those instruments.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Tenant improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2022, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2018. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2022. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2022.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2022:

Furniture & fixtures	$	100,458
Computer hardware		76,918
Tenant improvements		178,331
Total		355,707
Less: accumulated depreciation and amortization		(62,463)
Property and equipment, net	$	293,244

NOTE 4 – RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company has a facilities lease primarily for the right to use office space. In 2022, the Company entered into a new facilities lease. The new lease is effective September 19, 2022, and expires February 29, 2028. The base rent is $17,141 per month during the first year and increases each year during the initial term, up to $19,872 for the last five months during the final year. The lease is subject to additional charges for common area maintenance and other costs. As of December 31, 2022, the right-of-use asset (“ROU”) has a balance of $874,820.

Cash payments to be paid over five years and thereafter:

2023	$	138,673
2024		213,456
2025		219,860
2026		226,456
2027		233,249
Thereafter		39,743
Total undiscounted lease payments	$	1,071,437
Less imputed interest		170,328
Total operating lease liabilities	$	901,109

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. When determinable for finance leases, the Company uses the rate implicit in the lease agreement. For the facilities lease, the Company used a discount rate of 6.3% to determine the present value of lease payments. Variable lease payments are expensed as incurred and are not included in the computation of the ROU asset or lease liability.

The Company's ROU assets are also recognized at the applicable lease commencement date.

The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the assets useful life or the end of the lease term. ROU assets are evaluated for impairment using the long-lived asset impairment guidance as required by Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment.

The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such options. Operating lease costs for lease payments are recognized on a straight-line basis over the lease term.

NOTE 4 – RIGHT-OF-USE ASSET AND LEASE LIABILITY (continued)

The Company's lease contracts may include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. The Company has elected not to recognize ROU assets and lease liabilities for leases with a term of less than one year.

NOTE 5 - CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of business. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2022, the Company is not currently subject to any legal proceedings.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2022, the Company had net capital of $1,268,446 which was $1,257,043 in excess of the required minimum net capital. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

NOTE 7 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation.

NOTE 8 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 9 – MEMBERS' EQUITY

As of December 31, 2022, the Company has two notes receivable with one of its members totaling $164,745. The notes were issued in January 2019 and September 2021, respectively. The notes bear interest at the federal applicable rate and are due 10 years from issuance. Principal payments on the notes are due based on this member's share of the distributions of the Company. The notes are secured solely by this member's interest in the Company. This balance is included in members' equity.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 28, 2023.

The Company had a change in ownership effective January 1, 2023. One member's ownership decreased from 15.0% to 10.0% and two members' ownership increased from 42.5% to 45.0%. With this ownership change, approximately $91,915 will be redeemed by a member.